 Exhibit 99.1

Press Statement

Infosys to appoint Dr. Vishal Sikka as Chief Executive Officer & Managing Director

Bangalore - June 12, 2014: The Infosys Board of Directors is pleased to announce the selection of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director (CEO & MD) of the company. Dr. Sikka will be inducted as a whole-time director of the Board and CEO & MD (Designate) on June 14, 2014. He will take over as CEO & MD from Mr. S. D. Shibulal on August 1, 2014.

The Board has also elevated Mr. U.B. Pravin Rao, President and whole-time director, as Chief Operating Officer, with effect from June 14, 2014.

Dr. Vishal Sikka was, until recently, a member of the Executive Board of SAP AG, leading all products and driving innovation globally. He has worked closely with leaders of global companies in building breakthrough business solutions. At SAP, he was responsible for all products, from traditional and cloud-based applications to technology and platform products including HANA, analytics, mobile and middleware. In addition, Dr. Sikka led multiple initiatives to accelerate innovation and research at SAP. He holds a Ph.D. in computer science from Stanford University, USA.

Commenting on his appointment, Dr. Sikka said, “I am honored to lead Infosys, an iconic company built by pioneers in the technology industry. I look forward to working with and learning from talented Infoscions around the world. Computing technology is reshaping every industry across every walk of life. We, at Infosys, have a unique opportunity to deliver breakthrough solutions that will bring greater value to our clients, employees, investors and other stakeholders. I am grateful to the Infosys Nominations and Governance Committee, Mr. Kamath, Mr. Murthy and the Board for this opportunity.”

The Board also announced the following changes:

•	Mr. N.R. Narayana Murthy and Mr. S. Gopalakrishnan will voluntarily step down as Executive Chairman and Executive Vice Chairman, respectively, on June 14, 2014. In order to facilitate a smooth transition of responsibilities, they will continue on the Board till October 10, 2014 as the Non-executive Chairman and Non-executive Vice Chairman, respectively
•	Mr. K. V. Kamath will become the Non-executive Chairman of the Board on October 11, 2014
•	Mr. Murthy will be designated as Chairman Emeritus with effect from October 11, 2014 in recognition of his contributions to the company
•	Mr. S. D. Shibulal will step down as CEO & MD and from the Board on July 31, 2014
•	Mr. Srinath Batni, whole-time Director of the company, will step down from the Board on July 31, 2014
•	In addition, the company has elevated twelve leaders to the position of Executive Vice President with additional responsibilities

The Executive Chairman’s office will be dissolved with effect from June 14, 2014. Dr. Rohan Murty, whose appointment was co-terminus with the Executive Chairman, will leave the company on June 14, 2014. The remaining members of the Chairman’s office will take up other responsibilities in the company.

“I am pleased with the selection of Dr. Vishal Sikka as our new CEO.” said Executive Chairman, Mr. N. R. Narayana Murthy. “Vishal brings valuable experience as a leader of a large, global corporation. His illustrious track record and value system make him an ideal choice to lead Infosys. On behalf of all of us at Infosys, I would like to thank Mr. Gopalakrishnan, Mr. Shibulal and Mr. Batni for their contributions.”

Mr. Murthy added, “I would like to thank our clients, the members of the Board, all my colleagues at Infosys, ex-Infoscions, our investors, the media, and well-wishers of the company for their support and encouragement. I also want to thank the members of my office, the Chief Financial Officer and the head of Human Resources for their fabulous support through my second innings at Infosys.”

Mr. K. V. Kamath, Lead Independent Director and Chairman of the Nominations & Governance Committee said, “The Committee adopted a rigorous selection process with the assistance of reputed global executive search and evaluation firms. Vishal brings a unique combination of technology prowess and business acumen. The Board is committed to support him to strengthen the company’s leadership in the global technology industry.”

Mr. S. Gopalakrishnan commented, “I am glad that the Board has chosen a thought leader who has demonstrated how technology can be leveraged to help businesses become more competitive. I wish him all the best.”

Mr. S. D. Shibulal remarked, “I would like to thank the Board, employees and investors for the support they have extended to me through the years. I believe that Vishal brings the vision and capability we need to take Infosys to greater heights.”

Mr. Srinath Batni said, “I have spent some of the most enriching years of my life at Infosys and will always cherish the experience. With Vishal, Infosys is well placed to chart its way forward boldly.”

Infosys will host a press conference at its Headquarters at Electronics City, Bangalore at 12:30 p.m. (IST) on June 12, 2014.

The company will also host a call for Investor Analysts at 6:00 p.m. (IST) on June 12, 2014. Dial-in details of investor call will be put up on the company’s IR website later today.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific Sarah Gideon Infosys, India +91 80 41563373 Sarah_Gideon@infosys.com	EMEA Paul de Lara Infosys, UK +44 2075162748 Paul_deLara@infosys.com	Americas Tara Kozak-Lindsay GolinHarris for Infosys, USA +1 212 373 6020 tkozaklindsay@GolinHarris.com